FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

26 February 2014

HSBC TO SELL SB JSC HSBC BANK KAZAKHSTAN

HSBC Bank plc, a wholly owned subsidiary of HSBC Holdings plc ("HSBC"), has entered into an agreement to sell 100% of the share capital of SB JSC HSBC Bank Kazakhstan to JSC Halyk Bank for a consideration of US$176m in cash, based upon a net asset value ("NAV") of US$160m ("the Transaction").

The Transaction, which is subject to regulatory approvals and other conditions including customary adjustments relating to NAV at completion, is expected to complete during the fourth quarter of 2014. It represents further progress in the execution of HSBC Group strategy.

Media enquiries to: Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,300 offices in 75 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 26 February 2014